Exhibit 99.1

Baytex Energy Trust - Webcast at Peters & Co. Limited 2006 North American Oil & Gas Conference - September 14, 2006

CALGARY, September, 12 /CNW/ - Notification of Webcast at Peters & Co. Limited 2006 North American Oil & Gas Conference event:

Baytex Energy Trust (TSX: BTE.UN.)

Webcast at Peters & Co. Limited 2006 North American Oil & Gas Conference

September 14, 2006, 9:45 AM ET

To listen to this event, please enter http://www.newswire.ca/en/webcast/pages/en/peters20060914/ in your web browser.

PLEASE NOTE: Most individual company events require registration of webcast listeners.  In order to save time, you are advised to visit each webcast on the above link prior to the event and pre-register where applicable.

For a complete listing of upcoming and archived webcasts available through CNW Group, please visit our events calendar at http://www.newswire.ca/en/webcast/index.cgi

CNW’s webcast of earnings calls is consistent with Market Regulation Services Inc. (RS) objectives of providing investors with material information broadly and quickly.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715

Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639

Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca

CO: CNW Webcasts; Baytex Energy Trust